UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Birkenstock Holding plc

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M2029K 104

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BK LC Lux MidCo S.à r.l.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 135,218,071
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 135,218,071

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,218,071
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 72.0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 187,829,202 ordinary shares outstanding as of June 30, 2024, as reported in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2024.

1.	Names of Reporting Persons Catterton Caledonia 1 Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 135,218,071
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 135,218,071

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,218,071
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 72.0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 187,829,202 ordinary shares outstanding as of June 30, 2024, as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on August 29, 2024.

1.	Names of Reporting Persons Catterton Caledonia 2 Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 135,218,071
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 135,218,071

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,218,071
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 72.0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 187,829,202 ordinary shares outstanding as of June 30, 2024, as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on August 29, 2024.

1.	Names of Reporting Persons Scott Arnold Dahnke
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 135,218,071
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 135,218,071

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,218,071
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 72.0%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 187,829,202 ordinary shares outstanding as of June 30, 2024, as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on August 29, 2024.

1.	Names of Reporting Persons James Michael Chu
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 135,218,071
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 135,218,071

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,218,071
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 72.0%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 187,829,202 ordinary shares outstanding as of June 30, 2024, as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on August 29, 2024.

Item 1(a).	Name of Issuer

  Birkenstock Holding plc (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

  1-2 Berkeley Square

  London W1J 6EA

  United Kingdom

Item 2(a).	Names of Persons Filing

  This statement is filed by the entities and persons listed below, collectively referred to herein as the “Reporting Persons”:

(i)	BK LC Lux MidCo S.à r.l. (“MidCo”)

(ii)	Catterton Caledonia 1 Limited (“Caledonia 1”)

(iii)	Catterton Caledonia 2 Limited (“Caledonia 2”)

(iv)	Scott Arnold Dahnke

(v)	James Michael Chu

Item 2(b).	Address of the Principal Business Office, or if none, Residence

  599 West Putnam Avenue

  Greenwich, CT 06830

Item 2(c).	Citizenship

  See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

  Ordinary Shares, no par value

Item 2(e).	CUSIP Number

  M2029K 104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Act.

☐	(b)	Bank as defined in Section 3(a)(b) of the Act.

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Act.

☐	(d)	Investment company registered under Section 8 of the Investment Company Act of 1940.

☐	(e)	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(e).

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A church plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j)	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐	(k)	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________

  Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held directly by MidCo. The management of MidCo is controlled by BK LC Lux SCA. BK LC Lux GP S.à r.l. is the general partner of BK LC Lux SCA. The management of BK LC Lux GP S.à r.l. is controlled by LC9 Caledonia AIV GP, LLP. LC9 Caledonia AIV GP, LLP is managed by its members, Caledonia 1 and Caledonia 2. The management of each of Caledonia 1 and Caledonia 2 is controlled by its directors, James Michael Chu and Scott Arnold Dahnke. As such, Messrs. Chu and Dahnke may be deemed to share voting and dispositive power with respect to the shares held directly by MidCo.

This statement on Schedule 13G (this “Statement”) shall not be construed as an admission that the Reporting Persons or any of the foregoing are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.

Item 5.	Ownership of 5 Percent or Less of a Class

  Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

  Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

  Not Applicable.

Item 8.	Identification and Classification of Members of the Group

  Not Applicable.

Item 9.	Notice of Dissolution of Group

  Not Applicable.

Item 10.	Certification

  Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

BK LC Lux MidCo S.à r.l.

By:	/s/ James Michael Chu
Name:	James Michael Chu
Title:	Manager

Catterton Caledonia 1 Limited

By:	/s/ James Michael Chu
Name:	James Michael Chu
Title:	Authorized Person

Catterton Caledonia 2 Limited

By:	/s/ James Michael Chu
Name:	James Michael Chu
Title:	Authorized Person

Scott Arnold Dahnke

/s/ Scott Arnold Dahnke

James Michael Chu

/s/ James Michael Chu

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 9, 2024 incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 9, 2024.